Exhibit 99.1

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

May 22, 2014

To whom it may concern

UBIC, Inc.

Masahiro Morimoto

CEO and Representative Director

Meisan Takahama building 7F

2-12-23, Kounan, Minato-ku

Tokyo 108-0075, Japan

Tokyo Stock Exchange Mothers

(Code : 2158)

The Nasdaq Stock Market

(Symbol : UBIC)

Further inquiries: Masami Yaguchi

Corporate Officer CAO

TEL 03-5463-6344

Notice Concerning Issuance Terms of Stock Options

(Subscription Rights to Shares)

UBIC, Inc. (the “Company”) hereby announces as follows that its Board of Directors on May 22, 2014 resolved the allotment of subscription rights to shares (the “Share Options”), in accordance with “Issuance of Subscription Rights to Shares as Stock Options” resolved at its 10th Ordinary General Meeting of Shareholders held on June 25, 2013.

Notes

1.	Issuance date of the Share Options	May 22, 2014

2.	Number of the Share Options to be issued	2,000 (the number of shares per one (1) Share Option is 100)

3.	Issue price of the Share Options	No consideration shall be paid.

4.	Class and number of shares covered by the Share Options	200,000 common shares of the Company

5.	Amount payable in exercising the Share Options	JPY 489 per one (1) share

6.	Amount that is transferred into paid-in capital from the issue price of shares, in case of issuance of shares upon exercise of the Share Options	JPY 245 per one (1) share

7.	Period during which the Share Options can be exercised		May 23, 2017 — May 22, 2020

8.	Persons entitled to the allotment of the Share Options and number of allotment

	(1)	Five (5) Corporate Officers (Shikko Yakuin) of the Company	450

	(2)	Eleven (11) employees of the Company	960

	(3)	Two (2) Directors of the Company’s subsidiaries	200

	(4)	Six (6) employees of the Company’s subsidiaries	390

[Reference]

(1)	Date of the Board of Directors’ resolution to submit a proposal for approval at the Ordinary General Meeting of Shareholders	May 15, 2013

(2)	Date of resolution at the Ordinary General Meeting of Shareholders	June 25, 2013

End